UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-43046

Green Circle Decarbonize Technology Limited

(Registrant’s Name)

Green Circle Decarbonize Technology Limited

Unit 1809, Prosperity Place, 6 Shing Yip St.

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of Private Offering.

As previously disclosed by Green Circle Decarbonize Technology Limited, a Cayman Islands exempted company (the “Company”), in the Company’s Report of Foreign Private Issuer on Form 6-K furnished with the Securities and Exchange Commission (the “Commission”) on July 16, 2026 and July 24, 2026, the Company entered into a securities purchase agreement dated July 16, 2026 (the “Securities Purchase Agreement”) with Target Capital 1, LLC (the “Investor”), pursuant to which the Company agreed to issue and sell to the Investor an unsecured convertible promissory note (the “Note”) in the aggregate principal amount of US$10,000,000, with an aggregate subscription price of US$8,000,000, and common warrants (the “Common Warrants”) to purchase up to 29,122,679 Class A Ordinary Shares (the “Class A Ordinary Shares”) (or 4,853,780 Class A Ordinary Shares following a six to one share consolidation of all issued and unissued shares of the Company that was effected on October 7, 2026) in a private placement (the “Offering”).

The first tranche of the Offering was funded on July 24, 2026, when the Investor paid US$2,000,000. On September 1, 2026, the Investor funded an additional US$500,000 in connection with the second tranche of the Offering. The third and final tranche was funded in two payments, consisting of US$2,000,000 on October 8, 2026 and US$3,500,000 on October 13, 2026. Following receipt of these payments, the Company has received the entire aggregate subscription price of US$8,000,000, and the Offering is fully funded and closed.

On September 21, 2026, the Company filed a registration statement on Form F-1 (File No. 333-299036) with the Commission to register the resale by the Investor of the Class A Ordinary Shares issuable upon conversion of the Note and exercise of the Common Warrants. The registration statement was declared effective by the Commission on October 5, 2026.

The foregoing description of the Offering is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, the Note and the Common Warrants, copies of which were previously filed as exhibits to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Commission on July 16, 2026 (SEC Accession No. 0001493152-26-033542).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Circle Decarbonize Technology Limited

Date: October 15, 2026	By:	/s/ Chan Kam Biu Richard
Chan Kam Biu Richard
Chief Executive Officer and Director